UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                       INTEREP NATIONAL RADIO SALES, INC.
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                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    45866V109
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                                 (CUSIP Number)

                                 Marc Diagonale
                           Silver Point Capital, L.P.
                                2 Greenwich Plaza
                               Greenwich, CT 06830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               David Lerner, Esq.
                               Morrison Cohen LLP
                                909 Third Avenue
                            New York, New York 10022

                                 August 8, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                         --------------------
CUSIP No. 45866V109                 13D                     Page 2 of  8  Pages
-------------------                                         --------------------

================================================================================
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     SILVER POINT CAPITAL, L.P. / 22-3849636
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
                                       WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
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                            7     SOLE VOTING POWER

       NUMBER OF                  2,197,775
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                     0
       REPORTING            ----------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH
                                  2,197,775
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,197,775
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      26.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                       00
================================================================================

-------------------                                         --------------------
CUSIP No. 45866V109                 13D                     Page 3 of  8  Pages
-------------------                                         --------------------

================================================================================
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                ROBERT J. O'SHEA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                  0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                     2,197,775
       REPORTING            ----------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH
                                  0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  2,197,775
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,197,775
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      26.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                       IN
================================================================================

-------------------                                         --------------------
CUSIP No. 45866V109                 13D                     Page 4 of  8  Pages
-------------------                                         --------------------

================================================================================
1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 EDWARD A. MULE
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

       NUMBER OF                  0
        SHARES              ----------------------------------------------------
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                     2,197,775
       REPORTING            ----------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH
                                  0
                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  2,197,775
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,197,775
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      26.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                       IN
================================================================================

-------------------                                         --------------------
CUSIP No. 45866V109                 13D                     Page 5 of  8  Pages
-------------------                                         --------------------

Item 1. Security and Issuer.

      Class A Common Stock, $.01 par value of Interep National Radio Sales, Inc., 100 Park Avenue, New York, NY 10017.

Item 2. Identity and Background.

      This 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (the "Investment Manger"), Mr. Edward A. Mule and Robert J. O'Shea with respect to the ownership of the shares of Common Stock by Silver Point Capital Fund, L.P. (the "Fund") and Silver Point Offshore Fund, Ltd. (the "Offshore Fund") (1).

      The Reporting Persons have entered into a Joint Filing Agreement, dated August 12, 2005, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

      The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, 1st Floor, Greenwich, CT 06830.

      Silver Point Capital, L.P. is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mule and Mr. O'Shea are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

      Working Capital of the Fund and the Offshore Fund in the amount of $2,581,647 was used to purchase the reported securities.

Item 4. Purpose of Transaction.

      The Fund and the Offshore Fund originally acquired shares of Class A Common Stock for investment purposes in the ordinary course of business, and have previously reported their ownership of shares of Class A Common Stock on
Schedule 13G. The Fund and the Offshore Fund have filed this Schedule 13D to reflect their increased interest in monitoring and becoming more closely involved in the activities and operations of the Company. As set forth below in this Item 4.

----------
(1) Silver Point Capital, L.P. is the investment manager of the Fund and the Offshore Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of common stock held by the Fund and the Offshore Fund. Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point Capital, L.P. and as a result may be deemed to be the beneficial owner of the shares of common stock held by the Fund and the Offshore Fund. Each of Mr. Edward Mule and Mr. Robert O'Shea is a member of Management and has voting and investment power with respect to the shares of common stock held by the Fund and the Offshore Fund and may be deemed to be a beneficial owner of the shares of common stock held by the Fund and the Offshore Fund. Silver Point Capital, L.P., Management, and Messrs. Mule and O'Shea disclaim beneficial ownership of the shares of common stock held by the Fund and the Offshore Fund, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

-------------------                                         --------------------
CUSIP No. 45866V109                 13D                     Page 6 of  8  Pages
-------------------                                         --------------------


      The Fund and the Offshore Fund intend to closely monitor developments at and pertaining to the Company, as well as the activities of the Company with a view towards maximizing the value of their investment in the Company, which also includes debt securities of the Company. The Fund and the Offshore Fund have communicated or presently intend to communicate, directly or through intermediaries, with the Company's board of directors, other shareholders of the Company and other interested parties to express their views on and concerning the Company. It should be noted that the possible activities of the Fund and the Offshore Fund are subject to change at any time.

      Depending upon relevant economic and market conditions prevailing at the time the Fund and the Offshore Fund may determine to acquire additional shares of Class A Common Stock in the open market or privately negotiated transactions or otherwise or to dispose of any or all shares of Class A Common Stock owned by the Fund and the Offshore Fund; however, there is no assurance that the Fund or the Offshore Fund will actually purchase any additional shares of Class A Common Stock or dispose of any shares of Class A Common Stock.

      Although the foregoing represents the range of activities currently contemplated by the Reporting Persons and, to their knowledge, their respective general partners, directors and officers, as applicable, with respect to the Company, it should be noted that the possible activities of the Reporting
Persons and their respective general partners, directors and officers are subject to change at any time.

      Except as described above, the Fund and the Offshore Fund have no plan or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) 2,197,775 shares of Class A Common Stock, representing 26.9% of the shares of Class A Common Stock outstanding, including 1,397,675 shares of Common Stock which may be acquired upon conversion of 55,907 shares of Series A Convertible Preferred Stock acquired by the Reporting Persons on August 8, 2005.

      (b) Silver Point has sole voting and dispositive power with respect to the reported securities. Messrs. Mule and O'Shea may be deemed to have shared voting and dispositive power with respect thereto by reason of their status as managers of the general partner of Silver Point.

      (c) During the past 60 days the reporting persons made the following purchases, all on the open market, at the price per share indicated:

      Trade Date                                 Quantity          Price
      ----------                                 --------          -----
      5/26/2005                                   10,000           0.4700
      5/27/2005                                   10,000           0.4800

-------------------                                         --------------------
CUSIP No. 45866V109                 13D                     Page 7 of  8  Pages
-------------------                                         --------------------

      5/31/2005                                   15,000           0.5000
      6/2/2005                                    20,000           0.5000
      6/28/2005                                   10,000           0.4600
      6/29/2005                                    2,500           0.4400
      06/30/2005                                   5,000           0.4700
      07/05/2005                                  35,000           0.4857
      07/06/2005                                   5,000           0.5000
      07/11/2005                                   5,000           0.4400
      07/12/2005                                  10,000           0.4500
      07/13/2005                                   5,000           0.4500
      07/14/2005                                   1,000           0.4700
      07/15/2005                                  10,000           0.5050
      07/18/2005                                  25,000           0.5300
      07/20/2005                                   5,000           0.5600
      07/22/2005                                   2,500           0.5700
      07/26/2005                                   5,000           0.5600
      07/27/2005                                   5,000           0.5700
      08/02/2005                                  15,000           0.6600
      08/03/2005                                   2,500           0.6900
      08/08/2005                                   5,000           0.7000
      08/08/2005                               1,397,675               (1)

      (d) Inapplicable.

      (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Inapplicable.

Item 7. Material to be filed as Exhibits.

      Exhibit 1 - Joint Filing Agreement, dated August 12, 2005.

----------
(1) Represents shares that may be acquired upon conversion of 55,907 shares of Series A Convertible Preferred Stock acquired at a purchase price of $37 per share.

-------------------                                         --------------------
CUSIP No. 45866V109                 13D                     Page 8 of  8  Pages
-------------------                                         --------------------

SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

      Date: August 12, 2005

                                      SILVER POINT CAPITAL, L.P.
                                      By: Silver Point Capital Management, LLC,
                                          Its General Partner


                                      By:   /s/ Frederick H. Fogel
                                          -------------------------------------
                                      Name: Frederick H. Fogel
                                      Its:  Authorized Signatory